UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-22350

NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K    [  ] Form 20-F    [  ] Form 11-K    [  ] Form 10-Q
[  ] Form N-SAR    [  ] Form N-CSR

For Period Ended: December 31, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Mercury Interactive Corporation

Full Name of Registrant

Former Name if Applicable

379 North Whisman Road

Address of Principal Executive Office (Street and number)

Mountain View, California 94043-3969

City, State and Zip Code

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Mercury Interactive Corporation (“Mercury” or the “Company”) plans to file its Annual Report on Form 10-K for the year ended December 31, 2005 as soon as practicable, but does not currently expect that it will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

As described in Item 4.02 of the Report on Form 8-K dated August 26, 2005, the Company is in the process of restating certain of its historical financial statements in connection with work done by the Company’s Special Committee of the Board of Directors. The completion of the Company’s financial restatements involves a significant volume of work in order to ensure the amended financial statements meet all GAAP requirements. This work has required detailed scrutiny and analysis of accounting and tax issues relating to option grants dating back to 1993. In addition, the Company, in cooperation with the Special Committee, is implementing extensive supplemental procedures designed to test and revalidate the Company’s internal controls, as well as designing and implementing remedial measures and an enhanced compliance program.

The Company believes that it has made substantial progress in the completion of its restatement efforts and is working closely with its independent advisors in completing this process. However, as the restatement has not yet been concluded, the Company will delay the filing of its Form 10-K for the year ended December 31, 2005. The Company currently expects to complete its restated financial statements and file its 2004 Annual Report on Form 10-K/A and its first quarter 2005 Quarterly Report on Form 10-Q/A in the second quarter of 2006, and to file all other required SEC filings in a timely fashion thereafter. As the Company previously announced, the Company received a limited waiver through March 31, 2006 from the Company’s bond holders of any default or event of default which arose when the Company did not file with the SEC, and furnish to the holders of notes, its Form 10-Qs for the second and third quarters of 2005. Because the Company will not make such filings for the second and third quarters of 2005 prior to expiration of the waiver period, the Trustee or the holders of 25% of each series of bonds will have the right at any time after March 31, 2006 to declare the principal and interest on the applicable bond series immediately due and payable.

Because of the restatement adjustments identified to date, the Company has evaluated the Management's Report on Internal Control Over Financial Reporting set forth in Item 9a on page 53 of the Company's 2004. As previously disclosed in the Form 8-K dated August 26, 2005, it is highly likely that the Company will conclude that there were one or more material weaknesses in the Company's internal control over financial reporting at December 31, 2004. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If the Company's management concludes that one or more material weaknesses existed, it will be unable to conclude that the Company maintained effective internal control over financial reporting as of December 31, 2004. Also, if one or more material weaknesses existed, the Company’s independent registered public accounting firm will issue an adverse opinion with respect to the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. The Company intends to disclose a more detailed description of any identified material weaknesses, including its remediation efforts, in its 2004 Annual Report on Form 10-K/A.

Additionally, the Company is evaluating its Internal Control Over Financial Reporting for the year ended December 31, 2005. The Company has not yet completed its assessment at this time, and has not determined whether any material weaknesses in the Company’s internal control over financial reporting existed at December 31, 2005.

This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that reflect Mercury’s judgment and involve risks and uncertainties as of the date of this release. These forward looking statements include those related to the completion of the restatement of Mercury’s financial statements, the filing of delinquent reports on Forms 10-Q and 10-K and Mercury’s cash position with respect to its debt obligations and working capital requirements. Actual events or results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, Mercury and should not be considered as an indication of future events or results. Potential risks and uncertainties include, among other things: 1) the timing of completion of the Company’s review, restatement and filing of its amended historical financial statements to be included in the Amended Form 10-K for fiscal year 2004 and the Amended Form 10-Q for the first quarter of fiscal year 2005, and the filing of its Forms 10-Q for the second and third quarters of fiscal year 2005 and its Form 10-K for fiscal year 2005, 2) the impact of the expensing of stock options and stock purchases under Mercury’s employee stock purchase program pursuant to Financial Accounting Standards Board’s Statement 123 including, without limitation, the impact of the restatement, 3) the impact of the resignations of Amnon Landan, Douglas Smith and Susan Skaer, 4) the possibility that the trustee for Mercury’s Zero Coupon Senior Convertible Notes due 2008 (the 2003 Notes) and 4.75% Convertible Subordinated Notes due 2007 (the 2000 Notes and, together with the 2003 Notes, the Notes) or the holders of at least 25% of the outstanding principal amount of the 2000 or the 2003 Notes may, if the Company does not file its historical financial statements and periodic reports by March 31, 2006, cause immediate acceleration of repayment of the entire principal amount and accrued interest on such Notes, 5) the possibility that, in the event of acceleration of repayment of the Notes, the Company may eventually not be able to or may not have sufficient funds to repay the Notes and provide for the Company’s working capital requirement, 6) the nature and scope of the ongoing SEC investigation, 7) the timing of the relisting of the Company’s securities on a national securities exchange, including the risk that the Company will not achieve relisting on a national securities exchange, 8) the effect of any third party litigation arising out of the Special Committee investigation, 9) costs incurred by Mercury in connection with the Special Committee investigation and the SEC investigation, and 10) the additional risks and important factors described in Mercury’s SEC reports, including the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, which is available at the SEC’s website at http://www.sec.gov. All of the information in this form is made as of March 17, 2006, and Mercury undertakes no duty to update this information.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Murphy	650	603-5200

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [ ] Yes [X] No

The Company has not yet filed quarterly reports on Form 10-Q for the quarters ended June 30, 2005 or September 30, 2005. In addition, the Company is in the process of restating certain of its financial information which would require the filing of a Form 10-K/A for the year ended December 31, 2004 and a Form 10-Q/A for the quarter ended March 31, 2005. The Company has not yet filed the Form 10-K/A for the year ended December 31, 2004 or the Form 10-Q/A for the quarter ended March 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 11, 2006 the Company issued a press release in which it announced that based on its preliminary review of its fourth quarter results, it expects full year revenue growth of 22 percent to 24 percent compared to the previously provided range of 23 percent to 27 percent growth that it announced in its July 28, 2005 press release.

Due to the Company’s restatement of its financial statements for the periods covered by the Form 10-K/A for the year ended December 31, 2004, the Company at this time cannot provide a reasonable estimate and comparison of the results of its operations for the fiscal year ended December 31, 2005 compared to such 2004 results.

Mercury Interactive Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2006	By:	/s/ David J. Murphy

			Name:	David J. Murphy
			Title:	Chief Financial Officer

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